SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: August 16, 2004	By:	/s/ Paul A. Guthrie

		Name:	Paul A. Guthrie
		Title:	Vice-President, Law

Release: Immediate, August 13, 2004
Calgary, Alberta

CPR RESPONDS TO ELK VALLEY COAL CORPORATION’S NOTICE OF INTENTION TO FILE FOR A FINAL OFFER ARBITRATION

CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) said today it received notice from Elk Valley Coal Corporation of its intention to submit the matter of rates charged by Canadian Pacific Railway for the movement of coal by rail from one of their five coal mines in Sparwood, BC to the Port of Vancouver to the Canadian Transportation Agency for final offer arbitration.

CPR maintains that these rates are governed by the transportation contract that is currently the subject matter of the action filed by CPR on July 21, thus not eligible for final offer arbitration. CPR will continue to progress with the statement of claim as filed against Elk Valley Coal Corporation. CPR’s claim is in respect of the defendant’s failure to pay the full amount of rail freight charges, which are applicable pursuant to the transportation contract between CPR and Elk Valley Coal Corporation.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Ed Greenberg	Paul Bell, Vice-President — Investor Relations
(403) 319-3686	(403) 319-3591
(403) 540-8106 (cell)
Email: ed_greenberg@cpr.ca	Email: investor@cpr.ca

Len Cocolicchio
(403) 319-7591
Email: len_cocolicchio@cpr.ca